Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

July 16, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Zitko
Re: Airvana, Inc.,
Registration Statement on Form S-1, as amended
     File No. 333-142210
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), on behalf of Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Deutsche Bank Securities Inc. and UBS Securities LLC, we hereby join Airvana, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 2 p.m. Eastern Daylight Time, on Thursday, July 19, 2007, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.
Pursuant to Rule 460 under the Act, please be advised that from July 5, 2007 through 12 p.m. July 13, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 5, 2007:
     14,160 copies to prospective underwriters, institutional investors, dealers and others.
     This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and
Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
The Commission is further advised that the amount of compensation to be allowed or paid to the underwriters, to be disclosed in the Prospectus filed pursuant to Rule 424(b) under the Act, will not exceed an amount that has been cleared with the National Association of Securities Dealers, Inc.

Very truly yours,

Morgan Stanley & Co. Incorporated Acting severally on behalf of themselves and the several Underwriters
By:	Morgan Stanley & Co. Incorporated

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Executive Director